LOU HOLLAND

GROWTH FUND

Letter to Shareholders February 2009	Dear Fellow Shareholder:
Thank you for your investment in the Lou Holland Growth Fund.

Fund Results

During 2008, the U.S. stock market suffered through the worst domestic economic crisis since the Great Depression. The recession, which we now know began in December 2007, was precipitated by the bursting of the housing bubble and has been exacerbated by massive financial de-leveraging and a huge credit crunch that are now devastating consumers and businesses around the globe. As a result, stock market returns have been abysmal, finishing 2008 below levels of ten years ago. As we have indicated in the past, the Fund’s conservative growth at a reasonable price strategy generally exhibits better relative performance in down or bear market cycles when compared to more aggressive growth strategies. While the Fund and its benchmarks were down significantly during this difficult and uncertain market environment, the Fund performed better than its benchmarks on a relative basis. The Fund returned -34.83% as compared to the Fund’s style benchmark, the Russell 1000® Growth Index, which fell -38.44%, and its secondary benchmark, the S&P 500 Index, which was down -37.00%.

Fund Performance

The Fund’s good relative performance was led by strong stock selection. Holdings in other energy, technology, and financial services were standout performers, although this was partially offset by unfavorable stock selection in producer durables, health care, and consumer staples. Overall, sector allocation negatively impacted performance as our long-standing overweight in other energy worked against the Fund during the year.

Solid relative performance by other energy holdings was gained through companies like Range Resources Corp., Southwestern Energy Co., and XTO Energy Inc., which all share the commonalities of having high quality reserves and being low cost producers in the natural gas industry. Good technology performance was largely the result of defensive technology Fund holdings standing up very well during a tough period for technology spending, particularly during the weakness in the fourth quarter. Within financial services, the significant changes made to holdings in this sector during the summer of 2007 paved the way for good relative performance during 2008. Our decision to exit financial service companies whose balance sheets we could not fully evaluate and whose businesses were heavily tied to housing paid dividends throughout the year. We continue to have reservations about the financial services industry as the de-leveraging process continues. However, we remain watchful for companies that could become long term holdings.

Suntech Power Holdings Co. Ltd.—ADR was the most significant detractor from Fund performance, declining substantially in value during the year after being one of the best performing holdings in 2007. The credit crisis has hit nearly every industry in the global

LOU HOLLAND

GROWTH FUND

economy, and to this end the solar power industry was not spared. Solar power projects often require financing and with the credit markets constrained, many projects have been delayed or canceled. While in the shorter term these events have caused some investors to flee solar power companies, in the long run, we see solar likely being a major contributor to solving the world’s energy problems. After careful review, we have decided to stay the course with Suntech, as we believe it will be a strong company in this burgeoning industry.

Schering-Plough Corp. and Hospira Inc. also detracted from Fund performance. In the case of Schering-Plough, the company was shunned by investors as the fallout from the ENHANCE and SEAS clinical trials continued to impact the company’s cholesterol franchise. While Hospira’s business did not perform as badly as the shares did, the stock was hurt by concerns about the credit crisis and how this would impact spending by hospitals. Lastly, selection in consumer staples was modestly negative largely due to our investment in Diageo Plc—ADR, which fell on concerns about weakness in its U.S. and Western Europe markets.

Portfolio Changes

Our fundamental bottom-up research identified a number of names during the year that met our long-term fundamental investment criteria of double-digit earnings growth rates and reasonable valuations. Additions during the most recent quarter include Nike Inc., Range Resources, and H.J. Heinz Co. and in each case we viewed our purchase as an opportunity to upgrade the Fund in terms of quality.

Nike, the largest seller of athletic footwear and apparel in the world, possesses many of the attributes we look for in stocks to be held in the Fund. The company is the clear leader in its field and serves a large addressable market with significant opportunities to grow in international and emerging markets. In addition to growing earnings at a double digit pace, the company has solid fundamentals: strong margins, stable cash flows, a very strong balance sheet, and is continuing to gain market share.

Stocks are generally sold when they no longer meet our long-term investment criteria or when replaced with a better idea. BJ Services Co., International Game Technology, and Staples Inc. were all sold during the fourth quarter. In each case, we either felt that the balance sheet was cause for concern given current economic conditions, the fundamentals of the business were declining, or we found a better investment in which to allocate the capital.

We continue to look for companies that we have long admired, but have been unwilling to buy due to the valuation of the company’s shares. To date more and more companies are becoming attractive and we hope to add these companies to the portfolio in the coming months.

LOU HOLLAND

GROWTH FUND

Outlook

Economies and financial markets around the world continue to feel the impact of the global slowdown, the de-leveraging process, and the credit crunch that is occurring within the global financial system. Policymakers worldwide are taking unprecedented measures to help ease the ongoing issues and problems, effectively injecting enormous amounts of liquidity into the financial system. Yet we believe that until signs emerge that these actions are having the desired impact, the equity market will remain volatile and tentative. It is probable that the stock market will begin to discount an economic recovery in advance of its actual occurrence. However, we anticipate that the global economic slowdown has yet to run its course and that the risk of more unfavorable economic news is high over the next several quarters. Additionally, we do not expect the financial system and credit markets to return to normal functionality until home prices stop falling, banks feel safe to lend in a more meaningful way, credit tensions ease, and the de-leveraging process subsides. While the attainment of these inflection points should presage better times for the equity markets, the timing of their occurrence is uncertain.

In the current uncertain environment, we remain selective in both stock and sector allocation decisions. Given the unresolved problems in the credit markets, we continue to limit our exposure to companies that rely heavily on credit or debt and that have poor balance sheets, preferring companies with reasonably predictable cash flows and strong balance sheets. Additionally, we remain cautious on consumer and financial-related stocks. We are concerned about the health of the consumer, a key driver of economic growth over the past several years. Gasoline and energy prices have recently subsided, but tight credit, increased job losses and unemployment, and fears of a prolonged recession remain drags on consumer spending. Additionally, consumer wealth has diminished because home values, equity assets, and savings are lower, while personal debt levels remain high and savings rates remain low. Thus, we believe that consumer spending will remain blunted for some time. We remain cautious of financial stocks given that the underlying problems in the credit, mortgage, and housing markets are not yet fully resolved. Greater regulation, tighter lending standards, and changing business models will make it more difficult to gauge future earnings growth.

LOU HOLLAND

GROWTH FUND

While the current business cycle is challenging, we continue to be optimistic about conservative growth stocks in general. In the near-term period of economic and stock market uncertainty, we expect investors to continue to favor companies with the most stable and highest quality earnings growth and to gravitate to companies with strong financial positions, reasonable valuations and low debt levels, measures consistent with our bottom-up, fundamental investment criteria. We view the current weak market environment as an opportunity to search for high quality names that now fit our long-term growth at reasonable price criteria and/or that may benefit from a return of domestic economic growth as well as future growth outside the U.S.

Sincerely,

Monica L. Walker

President & Chief Investment Officer - Equity

LOU HOLLAND

GROWTH FUND

THIS CHART ASSUMES AN INITIAL GROSS INVESTMENT OF $10,000 MADE ON 12/31/98. RETURNS SHOWN INCLUDE THE REINVESTMENT OF ALL DIVIDENDS AND DISTRIBUTIONS. IN THE ABSENCE OF FEE WAIVERS AND REIMBURSEMENTS, TOTAL RETURN WOULD BE REDUCED. PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE. INVESTMENT RETURN AND PRINCIPAL VALUE WILL FLUCTUATE, SO THAT YOUR SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THE ORIGINAL COST. THE GRAPH ABOVE AND THE TABLE BELOW DO NOT REFLECT THE DEDUCTION OF TAXES THAT A SHAREHOLDER WOULD PAY ON FUND DISTRIBUTIONS OR THE REDEMPTIONS OF FUND SHARES. CURRENT PERFORMANCE OF THE FUND MAY BE LOWER OR HIGHER THAN THE PERFORMANCE QUOTED. PERFORMANCE DATA CURRENT TO THE MOST RECENT MONTH-END MAY BE OBTAINED BY VISITING http://www.hollandcap.com/lhgf_perf.html.

RUSSELL 1000® GROWTH INDEX—An unmanaged index which measures the performance of a subset of approximately 643 of those Russell 1000® companies (that is, the 1,000 largest U.S. companies in terms of market capitalization) with higher price-to-book ratios and higher forecasted growth values.

Average Annual Rate of Return for the Periods Ended December 31, 2008

	1 Year	5 Years	10 Years
Lou Holland Growth Fund	-34.83%	-3.70%	-1.88%
Russell 1000® Growth Index	-38.44%	-3.42%	-4.27%

LOU HOLLAND

GROWTH FUND

SHAREHOLDER EXPENSE EXAMPLE (Unaudited)

As a shareholder of the Fund, you incur ongoing costs, including management fees, and other Fund expenses. This example is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds.

The example is based on an investment of $1,000 invested at the beginning of the period and held for the entire period from July 1, 2008 through December 31, 2008.

The Fund does not currently charge transaction fees such as sales charges (loads) on purchase payments, reinvested dividends, or other distributions, redemption fees, or exchange fees. The Fund’s transfer agent, U.S. Bancorp Fund Services, LLC (“U.S. Bank”), charges a fee of $15 per transmittal of redemption proceeds by wire, and your bank may charge a fee for receiving a wire transfer. Additionally, U.S. Bank charges an annual processing fee ($15) if you maintain an IRA account with the Fund. These costs are not reflected in the example. If such costs were included, your costs would be higher.

Actual Expenses

The first line of the table below provides information about

Industry Sectors as of December 31, 2008 (unaudited) Percentages relate to long term investments actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period” to estimate the expenses you paid on your account during this period.

Hypothetical Example for Comparison Purposes

The second line of the table below provides information about hypothetical account values and hypothetical expenses based on the Fund’s actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund’s actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs. Therefore, the second line of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if transactional costs were included, your costs would have been higher.

	Beginning Account Value 07/01/08	Ending Account Value 12/31/08	Expenses Paid During Period* 07/01/08 – 12/31/08
Lou Holland Growth Fund Actual	$1,000	$690.70	$5.74
Hypothetical (5% return before expenses)	$1,000	$1,018.35	$6.85

*	Expenses are equal to the Fund’s annualized expense ratio (after reimbursement) of 1.35%, multiplied by the average account value over the period, multiplied by 184 divided by 366 (to reflect the one-half year period from July 1, 2008 to December 31, 2008).

LOU HOLLAND

GROWTH FUND

Statement of Assets and Liabilities
December 31, 2008

ASSETS:
Investments, at value (cost $38,654,604)	$33,881,205
Dividends receivable	49,380
Receivable from shareholders for purchases	1,049
Receivable from Investment Adviser	8,740
Other assets	22,733

Total Assets	33,963,107

LIABILITIES:
Payable to Investment Adviser	23,642
Payable to shareholders for redemptions	121,405
Accrued expenses and other liabilities	51,919

Total Liabilities	196,966

NET ASSETS	$33,766,141

NET ASSETS CONSIST OF:
Capital stock	$39,481,448
Accumulated net realized loss on investments	(941,908)
Net unrealized depreciation on investments	(4,773,399)

Total Net Assets	$33,766,141

Shares outstanding	2,617,652

Net Asset Value, Redemption Price and Offering Price Per Share	$12.90

Statement of Operations
For the Year Ended December 31, 2008

INVESTMENT INCOME:
Dividend income (net of foreign taxes of $1,203)	$507,188

Total Investment Income	507,188

EXPENSES:
Investment management fees	392,500
Legal fees	81,788
Trustee fees	54,000
Transfer agent fees	53,410
Accounting fees	48,000
Printing costs	32,101
Audit and tax fees	29,700
Administration fees	23,088
Registration fees	21,789
Custody fees	7,116
Other	45,759

Total expenses before waiver and reimbursement	789,251
Less: Waiver from Investment Adviser	(165,868)

Net Expenses	623,383

NET INVESTMENT LOSS	(116,195)

REALIZED AND UNREALIZED GAIN/(LOSS) ON INVESTMENTS:
Net realized loss on investments	(555,978)
Change in unrealized appreciation (depreciation) on investments	(17,921,359)

Net realized and unrealized loss on investments	(18,477,337)

NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$(18,593,532)

The accompanying notes are an integral part of these Financial Statements.

LOU HOLLAND

GROWTH FUND

Statements of Changes in Net Assets

	Year Ended December 31, 2008	Year Ended December 31, 2007

OPERATIONS:
Net investment loss	$(116,195)	$(109,640)
Net realized gain (loss) on investments	(555,978)	1,169,065
Change in unrealized appreciation (depreciation) on investments	(17,921,359)	4,160,732

Net increase (decrease) in net assets from operations	(18,593,532)	5,220,157

DISTRIBUTIONS TO SHAREHOLDERS:
Dividends from net investment income	—	(16,362)
Distributions from net realized gains	(25,277)	(1,582,850)

Total distributions	(25,277)	(1,599,212)

CAPITAL SHARE TRANSACTIONS:
Proceeds from shares sold	3,999,390	2,072,261
Net asset value of shares issued for reinvested distributions	25,242	1,596,645
Cost of shares redeemed	(7,342,960)	(10,579,955)

Net decrease in net assets from capital share transactions	(3,318,328)	(6,911,049)

TOTAL DECREASE IN NET ASSETS	(21,937,137)	(3,290,104)

NET ASSETS:
Beginning of period	55,703,278	58,993,382

End of period (including undistributed net investment income of $0 and $0, respectively)	$33,766,141	$55,703,278

CHANGES IN SHARES OUTSTANDING:
Shares sold	243,758	105,757
Shares reinvested	1,948	81,922
Shares redeemed	(439,419)	(539,578)

Net decrease	(193,713)	(351,899)

The accompanying notes are an integral part of these Financial Statements.

LOU HOLLAND

GROWTH FUND

Financial Highlights

	Years Ended December 31,
	2008	2007	2006	2005	2004
Per Share Data (for a share outstanding throughout the year):

Net asset value, beginning of year	$19.81	$18.65	$17.99	$18.23	$16.58

Income (loss) from investment operations:
Net investment income (loss)(1)	(0.04)	(0.04)	0.02	(0.03)	0.05
Net realized and unrealized gain (loss) on investments	(6.86)	1.79	0.92	(0.12)	1.80

Total from investment operations	(6.90)	1.75	0.94	(0.15)	1.85

Less distributions:

Dividends from net investment income	—	(0.01)	(0.01)	—	(0.05)
Distributions from capital gains	(0.01)	(0.58)	(0.27)	(0.09)	(0.15)

Total distributions	(0.01)	(0.59)	(0.28)	(0.09)	(0.20)

Net asset value, end of year	$12.90	$19.81	$18.65	$17.99	$18.23

Total return	(34.83)%	9.40%	5.23%	(0.80)%	11.21%

Supplemental data and ratios:
Net assets, end of year	$33,766,141	$55,703,278	$58,993,382	$40,070,057	$42,143,873

Ratios of expenses to average net assets:
Before expense waiver and reimbursement	1.71%	1.41%	1.47%	1.65%	1.88%
After expense waiver and reimbursement	1.35%	1.35%	1.35%	1.35%	1.35%
Ratios of net investment income (loss) to average net assets:
Before expense waiver and reimbursement	(0.61)%	(0.25)%	(0.02)%	(0.47)%	(0.24)%
After expense waiver and reimbursement	(0.25)%	(0.19)%	0.10%	(0.17)%	0.29%
Portfolio turnover rate	34.98%	25.58%	31.64%	30.63%	40.83%

(1)	Calculated using average shares outstanding method.

The accompanying notes are an integral part of these Financial Statements.

LOU HOLLAND

GROWTH FUND

Schedule of Investments
December 31, 2008

Number of Shares		Value
	COMMON STOCKS - 97.4%
	Auto & Transportation - 5.9%
12,650	Burlington Northern Santa Fe Corp.	$957,732
12,900	Expeditors International Washington, Inc.	429,183
11,050	United Parcel Service Inc. - Class B	609,518

		1,996,433

	Consumer Discretionary - 10.4%
9,400	Costco Wholesale Corp.	493,500
5,900	Kohl's Corp. *	213,580
7,350	MSC Industrial Direct Co. - Class A	270,701
7,750	Nike Inc. - Class B	395,250
12,800	Wal-Mart Stores, Inc.	717,568
25,000	Walt Disney Co.	567,250
26,700	Yum! Brands Inc.	841,050

		3,498,899

	Consumer Staples - 8.4%
7,600	Diageo Plc - ADR	431,224
5,950	HJ Heinz Co.	223,720
21,450	PepsiCo, Inc.	1,174,817
16,200	Procter & Gamble Co.	1,001,484

		2,831,245

	Financial Services - 6.4%
13,700	AFLAC Inc.	628,008
9,300	Automatic Data Processing, Inc.	365,862
46,150	TD Ameritrade Holding Corp. *	657,638
9,700	Visa Inc. - Class A	508,765

		2,160,273

Number of Shares		Value
	Health Care - 15.0%
21,600	Covidien Ltd. f	$782,783
11,950	CVS Caremark Corp.	343,443
16,400	Genzyme Corp. *	1,088,468
23,900	Hospira Inc. *	640,998
10,750	Laboratory Corp. of America Holdings *	692,408
18,000	McKesson Corp.	697,140
48,650	Schering-Plough Corp.	828,510

		5,073,750

	Integrated Oils - 5.2%
7,550	Exxon Mobil Corp.	602,717
19,300	Occidental Petroleum Corp.	1,157,807

		1,760,524

	Materials & Processing - 1.3%
7,150	Praxair Inc.	424,423

	Other - 1.8%
18,750	Honeywell International Inc.	615,562

The accompanying notes are an integral part of these Financial Statements.

LOU HOLLAND

GROWTH FUND

Schedule of Investments (Continued)
December 31, 2008

Number of Shares		Value
	Other Energy - 10.3%
34,200	Halliburton Co.	$621,756
13,450	Noble Corp. f	296,707
19,250	Range Resources Corp.	662,008
25,000	Southwestern Energy Co. *	724,250
33,600	XTO Energy, Inc.	1,185,072

		3,489,793

	Producer Durables - 5.8%
21,500	American Tower Corp. *	630,380
10,150	Roper Industries Inc.	440,612
32,650	Suntech Power Holdings Co. Ltd. - ADR *	382,004
9,550	United Technologies Corp.	511,880

		1,964,876

	Technology - 25.7%
38,200	Adobe Systems Inc. *	813,278
7,300	Affiliated Computer Services Inc. - Class A *	335,435
13,150	Apple Inc. *	1,122,353
62,350	Cisco Systems, Inc. *	1,016,305
57,150	Citrix Systems, Inc. *	1,347,026
2,400	Google Inc. - Class A *	738,360
22,950	Intel Corp.	336,447
10,350	International Business Machines Corp.	871,056
59,600	Microsoft Corp.	1,158,624
17,100	QUALCOMM Inc.	612,692
24,000	Symantec Corp. *	324,480

		8,676,056

Number of Shares		Value
	Utilities - 1.2%
12,950	Questar Corp.	$423,335

	Total common stocks (cost $37,688,568)	32,915,169

	SHORT TERM INVESTMENT - 2.9%
	Money Market Fund - 2.9%
966,036	Fidelity Institutional Government Money Market Fund, 0.96% (a)	966,036

	Total short-term investment (cost $966,036)	966,036

	Total investments - 100.3% (cost $38,654,604)	33,881,205

	Other liabilities in excess of other assets - (0.3%)	(115,064)

	Total Net Assets - 100%	$33,766,141

(a)	Dividend yield changes to reflect current market conditions. Rate is the quoted yield as of December 31, 2008.
f	Foreign Security
*	Non-income producing security
ADR	– American depository receipt

The accompanying notes are an integral part of these Financial Statements.

LOU HOLLAND

GROWTH FUND

Notes to the Schedule of Investments

Statement on Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements”

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, “Fair Value Measurements.” This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements. The changes to current generally accepted accounting principles from the application of this statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements.

Various inputs are used in determining the value of the Fund’s investments under SFAS No. 157 guidance. The inputs are summarized into three broad categories. Level 1 includes valuations based on quoted prices of identical securities in active markets. Level 2 includes valuations for which significant inputs are observable. Observable inputs include closing prices of similar securities in active markets or closing prices of identical or similar securities in non-active markets. Level 3 includes valuations based on inputs that are unobservable and significant to the fair value measurement including securities that were valued at a fair value as determined in good faith using procedures adopted by The Lou Holland Trust’s Board of Trustees (the “Board”).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the Fund’s investments as of December 31, 2008 by level.

Investments in Securities
Level 1	$33,881,205
Level 2	—
Level 3	—

Total	$33,881,205

The accompanying notes are an integral part of these Financial Statements.

LOU HOLLAND

GROWTH FUND

Notes to the Financial Statements

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES	The Lou Holland Trust (the “Trust”) was organized on December 20, 1995, as a Delaware business trust and is registered as a no-load, open-end diversified management investment company under the Investment Company Act of 1940, as amended (the “1940 Act”). The Trust is organized as a series company and currently consists of one series, the Lou Holland Growth Fund (the “Fund”). The principal investment objective of the Fund is to seek long-term growth of capital by investing primarily in common stocks of growth companies, with the receipt of dividend income as a secondary consideration. The Fund commenced operations on April 29, 1996, and has an unlimited number of shares authorized for issuance with no par value.
The Fund’s financial statements have been prepared as of the close of trading on the New York Stock Exchange (the “Exchange”) on December 31, 2008. The following is a summary of significant accounting policies consistently followed by the Fund.
a) Investment Valuation - The net asset value of shares of the Fund is normally calculated as of the close of trading (generally, 4:00 PM Eastern) on the Exchange on every day the Exchange is open for trading. Stocks traded on an exchange are generally valued on the basis of prices furnished by independent pricing services approved by the Board and valued at the official closing price on the exchange where the security is principally traded. If there is no official closing price of a security on the valuation date, the security is valued at the most recent sale or quoted bid price. Investments in mutual funds are valued at the net asset value per share determined as of the close of the Exchange on the valuation date. Other short-term securities maturing within sixty (60) days are valued at amortized cost, unless it is determined that such practice does not approximate market value.
Market quotations may not be readily available for certain investments. If market quotations are not readily available or if it is determined that a quotation for an investment does not represent market value, then the investment is valued at a fair value as determined in good faith using procedures approved by the Board. Situations that may require a security to be fair valued include instances where a security is thinly traded, halted or restricted to resale. In addition, securities may be fair valued based on the occurrence of a significant event. Significant events may be specific to a particular issuer, such as mergers, restructurings or defaults. Alternatively, significant events may affect an entire market, such as natural disasters or government actions. Under the procedures adopted by the Board, the

LOU HOLLAND

GROWTH FUND

Notes to the Financial Statements (Continued)

Investment Adviser may rely on independent pricing services or other sources to assist in determining the fair value of a security. Factors considered to determine fair value include the correlation with price movement of similar securities in the same or other markets; the type, cost and investment characteristics of the security; the business and financial condition of the issuer; and trading or other market data.

The value of an investment for purposes of calculating the Fund’s net asset value can differ depending on the source and method used to determine the value. If a security is valued at a fair value, the value may be different from the last quoted market price for the security. Although there can be no assurance, in general, the fair value of a security is the amount the owner of such security might reasonably expect to receive upon its current sale. As of December 31, 2008, no securities were fair valued.
b) Security Transactions and Investment Income - Investment transactions are recorded on trade date, as of December 31, 2008. The Fund determines gain or loss realized from investment transactions by comparing the original cost of the security lot sold with net sales proceeds. Dividend income is recognized on ex-dividend date or as soon as information is available to the Fund, and interest income is recognized on an accrual basis.
c) Federal Income Taxes - The Fund intends to qualify as a “regulated investment company” and to distribute substantially all net investment income and net capital gains, if any, to its shareholders and otherwise comply with Subchapter M of the Internal Revenue Code of 1986, as amended, which is applicable to regulated investment companies. Therefore, no federal income tax provision is required.
d) Distributions to Shareholders - The amount and timing of distributions are determined in accordance with federal income tax regulations, which may differ from accounting principles generally accepted in the United States of America (“GAAP”). Dividends from net investment income and distributions of net realized capital gains, if any, will be declared and paid at least annually. Net realized capital gains will be distributed only to the extent they exceed available capital loss carryforwards.
e) Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

LOU HOLLAND

GROWTH FUND

Notes to the Financial Statements (Continued)

2. INVESTMENT TRANSACTIONS	The aggregate purchases and sales of investments, excluding short-term investments, by the Fund for the year ended December 31, 2008, were as follows:

	Purchases	Sales
Investments	$16,110,541	$19,411,436

3. RELATED PARTY AGREEMENTS	The Fund has entered into an Investment Management and Administration Agreement with Holland Capital Management LLC, formerly Holland Capital Management, L.P., (the “Investment Adviser”). Pursuant to its management agreement with the Fund, the Investment Adviser is entitled to receive a fee, calculated daily and payable monthly, at the annual rate of 0.85% as applied to the Fund’s daily net assets up to $500 million. The fee declines at specified breakpoints as net assets increase.
The Investment Adviser has contractually agreed to waive its management fee and reimburse other expenses to the extent that total operating expenses (exclusive of interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items) exceed the annual rate of 1.35% of the net assets of the Fund, computed on a daily basis. This reimbursement may only be terminated under the approval of the Board. For the year ended December 31, 2008, the Investment Adviser waived $165,868 of its management fee.

4. DISTRIBUTION	The Trust has entered into a Distribution Agreement (“Distribution Agreement”) with Foreside Distribution Services, L.P. (“Foreside”). Under the Distribution Agreement, Foreside acts as an agent of the Trust in connection with the offering of the shares of the Fund. The Investment Adviser provides compensation, at its own expense, to Foreside for providing distribution and other services. The Fund has not currently entered into any plan or agreement for the payment of fees pursuant to Rule 12b-1 under the 1940 Act.

5. FEDERAL INCOME TAX MATTERS
The following information is presented on an income tax basis. Differences between amounts for financial statement and federal income tax purposes are primarily due to timing differences in recognizing certain gains and losses on investment transactions. Permanent differences, such as gain recognition on contributed securities and net operating losses, are reclassified within the components of net assets on the Statement of Assets and Liabilities based on their federal income tax treatment; timing differences do not require reclassification. Timing and permanent differences do not impact the net asset

LOU HOLLAND

GROWTH FUND

Notes to the Financial Statements (Continued)

value of the Fund. At December 31, 2008, the permanent differences increased undistributed net investment income income by $116,195, increased accumulated net realized gain on investments by $43,297 and decreased paid in capital by $159,492.

At December 31, 2008, the cost of investments was $38,699,880 and gross unrealized appreciation and depreciation of investments were as follows:

Gross unrealized:
Appreciation	$3,219,332
(Depreciation)	(8,038,008)

Net unrealized appreciation (depreciation) on investments	$(4,818,676)

At the close of business on May 2, 1996, the Partners of Holland Fund, L.P., transferred their assets to the Fund. As a result of the tax-free transfer, the Fund acquired $244,079 of unrealized appreciation for tax purposes. As of December 31, 2008, the Fund held securities with $16,487 of net unrealized appreciation relating to the transfer.
The tax character of distributions paid for the fiscal years ended December 31, 2008 and 2007, was designated for purposes of the dividends paid deduction as follows:

	December 31, 2008	December 31, 2007
Distributions from:
Net ordinary income*	$25,264	$420,235
Net long-term capital gains	—	1,178,977

*	Net ordinary income consists of net taxable income derived from dividends, interest and net short-term capital gains, if any.
At December 31, 2008, the Fund had no undistributed net ordinary income or accumulated net long-term capital gains.
At December 31, 2008, the Fund had unused capital loss carryforwards of $430,039 available for federal income tax purposes which may be used to offset future net realized capital gains. If not used, these losses will expire in 2016.
The Fund had $466,594 of capital losses realized from November 1, 2008 through December 31, 2008, which were deferred for tax purposes to the first day of the following fiscal year.

LOU HOLLAND

GROWTH FUND

Notes to the Financial Statements (Continued)

FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes” provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Fund’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold would result in the Fund recording a tax expense in the current year. FIN 48 requires that management evaluate the tax positions taken for the prior three years that remain subject to examination by the Internal Revenue Service. Management completed an evaluation of the Fund’s tax positions and based on that evaluation, determined that no provision for federal income tax is required in the Fund’s financial statements for the year ended December 31, 2008.

6. MARKET RISKS	General Market Risk - The market value of a security may fluctuate, sometimes rapidly and unpredictably. This volatility may cause a security to be worth less than what was paid for it. Market risk may affect a single issuer, industry, sector of the economy or the market as a whole. Stock markets can decline for many reasons, including adverse political or economic developments, changes in investor psychology, or heavy institutional selling. The prospects for an industry or company may deteriorate because of a variety of factors, including disappointing earnings or changes in the competitive environment.
Foreign Securities Risk - Investing in securities of foreign companies and foreign governments involves special risks and considerations not typically associated with investing in U.S. companies and the U.S. government. These risks include revaluation of currencies and possible adverse political and economic developments. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies and the U.S. government.

LOU HOLLAND

GROWTH FUND

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Trustees of
The Lou Holland Trust:
We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of the Lou Holland Growth Fund (the “Fund”), the sole portfolio of The Lou Holland Trust, as of December 31, 2008, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund’s management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights of the Fund for each of the years ended on or prior to December 31, 2005, were audited by other auditors whose report, dated February 23, 2006, expressed an unqualified opinion on those financial highlights.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the Fund’s custodian. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of the Fund as of December 31, 2008, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the three years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.
DELOITTE & TOUCHE LLP
Chicago, Illinois
February 20, 2009

LOU HOLLAND

GROWTH FUND

TRUSTEES AND OFFICERS (Unaudited)

Name, Address1, Age, and Position(s) Held With Fund	Term of Office and Length of Time Served2	Principal Occupation(s) During Last Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Disinterested Trustees
Carla S. Carstens Age: 58 Chair of Audit Committee and Trustee	4 years	Principal, Tatum, LLC (Management Consulting); Formerly President, Carstens Associates (Management Consulting)	1	None
Abe Tomás Hughes3 Age: 46 Trustee	Since April 2008	Vice President/Director — Business Development, Fiat Group/CNH Americas; Former Managing Director, Hughes Girardi Partners (Mergers and Acquisitions Advisory Services); Chairman, President, and Chief Executive Officer, Hispanic Alliance for Career Enhancement (A Not-for-Profit Corporation)	1	None
JoAnn Sannasardo Lilek Age: 52 Chair of the Board and Trustee	4 years	Executive Vice President and Chief Financial Officer, Midwest Banc Holdings Inc.; Former Chief Financial Officer, DSC Logistics (Third-Party Logistics Provider)	1	None
José L. Santillan3 Age: 51 Trustee	Since April 2008	Senior Vice President, Head of Investments, Harris Private Client Group; Former Chief Investment Officer – Wealth Management Group, LaSalle National Bank	1	None
Interested Trustee
Monica L. Walker3,4 Age: 50 President and Trustee	1 year as Trustee, 11 years as Officer of the Fund	President and Chief Investment Officer – Equity, Holland Capital Management LLC; Former Managing Partner and Chief Investment Officer – Equity, Holland Capital Management, L.P.; Former Partner and Portfolio Manager, Holland Capital Management, L.P.; Formerly Secretary of the Trust	1	None

LOU HOLLAND

GROWTH FUND

Name, Address1, Age, and Position(s) Held With Fund	Term of Office and Length of Time Served2	Principal Occupation(s) During Last Five Years	Number of Portfolios in Fund Complex Overseen by Trustee	Other Directorships Held by Trustee
Officers
Laura J. Janus Age: 61 Treasurer and Secretary	12 years	Managing Director and Chief Investment Officer – Fixed Income, Holland Capital Management LLC; Former Managing Partner and Chief Investment Officer – Fixed Income, Holland Capital Management, L.P.; Former Partner and Portfolio Manager, Holland Capital Management, L.P.	N/A	N/A
Susan M. Chamberlain Age: 65 Chief Compliance Officer	At Discretion of the Board Since October 2004	Chief Compliance Officer for the Trust and Holland Capital Management LLC. Former Chief Operating Officer and Chief Compliance Officer, Quantlab Capital Management	N/A	N/A
1 The address for all Trustees and Officers is One North Wacker Drive, Suite 700, Chicago, IL 60606.
2 Each Trustee and Officer of the Fund is elected to serve for an indefinite term, until his or her death, resignation or removal from office.
3 Mr. Hughes, Mr. Santillan, and Ms. Walker were elected to the Board of Trustees by a vote of shareholders on April 29, 2008.
4 Ms. Walker is an “interested person” of the Fund as that term is defined under the 1940 Act, because of her employment by and ownership interest in Holland Capital Management LLC, the Fund’s investment adviser and its predecessor, Holland Capital Management, L.P. Ms. Walker was elected President of the Trust on February 25, 2008.

ADDITIONAL INFORMATION

For additional information about the Fund’s Trustees or for a description of the policies and procedures that the Fund uses to determine how to vote proxies relating to portfolio securities please call the Trust at 1-800-295-9779 and request a Statement of Additional Information. One will be mailed to you free of charge. The Statement of Additional Information also is available on the Fund’s website at http://www.hollandcap.com/lhgf_perf.html and on the website of the Securities and Exchange Commission (the “Commission”) at http://www.sec.gov. Information on how the Fund voted proxies relating to portfolio securities during the most recent twelve-month period ended June 30, 2008, is also available on the Fund’s website or the Commission’s website. Information on how the Fund voted proxies is also available by calling 1-800-295-9779.

The Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q. The Fund’s Forms N-Q are available on the Commission’s website at http://www.sec.gov. The Fund’s Forms N-Q may be reviewed and copied at the Commission’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Distribution Information: The Fund designates 100% of the dividends declared from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations and 100% as qualified dividend income for individuals under the Jobs and Growth Tax Relief Reconciliation Act of 2003.

It is not authorized for the distribution to prospective investors unless preceded or accompanied by an effective prospectus.

TRUSTEES AND OFFICERS

Carla S. Carstens, Trustee and  Chair of the Audit Committee

Abe Tomás Hughes, Trustee

JoAnn Sannasardo Lilek, Trustee and Chair of the Board of Trustees

José L. Santillan, Trustee

Monica L. Walker, President and Trustee President and Chief Investment Officer-Equity, Holland Capital Management LLC

Susan M. Chamberlain, Chief Compliance Officer The Lou Holland Trust and Holland Capital Management LLC

Laura J. Janus, Secretary and Treasurer Managing Director and Chief Investment Officer-Fixed Income, Holland Capital Management LLC

INVESTMENT ADVISER
Holland Capital Management LLC
One North Wacker Drive, Suite 700
Chicago, IL 60606
Telephone (312) 553-4830

TRANSFER AGENT
U.S. Bancorp Fund Services, LLC
P.O. Box 701
Milwaukee, WI 53201-0701
Telephone (800) 295-9779

DISTRIBUTOR
Foreside Distribution Services, L.P.
10 High Street, Suite 302
Boston, MA 02110

CUSTODIAN
U.S. Bank, N.A
Milwaukee, WI 53212
FUND ACCOUNTANT AND ADMINISTRATOR
Jackson Fund Services
Chicago, IL 60606

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Deloitte & Touche LLP
Chicago, IL 60606

COUNSEL
Seyfarth Shaw LLP
Chicago, IL 60603

LOU HOLLAND
GROWTH FUND

ANNUAL REPORT
December 31, 2008